Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Silicom Ltd.:

We consent to the incorporation by reference in registration statement No. 333-149144, No. 333- 185230 and No. 333-193034 on Form S-8 and registration statement No. 333-217103 on Form F- 3 of Silicom Ltd. of our report dated March 16, 2020, with respect to the consolidated balance sheets of Silicom Ltd. and its subsidiaries as of December 31, 2018 and 2019, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in Form 6-K of Silicom Ltd. dated March 16, 2020.

Our report refers to a change to the method of accounting for leases.

/s/ Somekh Chaikin

Certified Public Accountants (Israel)
A member firm of KPMG International
Tel Aviv, Israel
March 16, 2020